(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

RE:

Fidelity Capital Trust

Fidelity Financial Trust

Fidelity Hastings Street Trust

Fidelity Magellan Fund

Fidelity Mt. Vernon Street Trust (the trusts):

on behalf of all funds in the trusts as listed at

the conclusion of this letter (the funds)

File Nos. 811-02841, 811-03587, 811-00215, 811-01193,

and 811-03583

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Form of Proxy to be sent to shareholders of the funds in connection with Special Meetings of Shareholders of the funds to be held on May 14, 2008. Pursuant to Rule 14a-3(c), the required informational copy of each fund's Annual Report for each fund's most recently completed fiscal period has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about March 17, 2008, and in order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than February 11, 2008.

The proposals for consideration by shareholders are as follows. To facilitate the Staff's review of this filing, we make the following representations concerning disclosure for the proxy proposals included herein:

1. To elect a Board of Trustees.

2. To amend the Declaration of Trust to reduce the required quorum for future shareholder meetings.

Each funds' Declaration of Trust currently provides that a majority of the shares entitled to vote shall be a quorum for the transaction of business at a shareholders' meeting. As amended, the Declaration of Trust (Article VIII, Section 3) would reduce the quorum required to one-third of the shares entitled to vote. This proposal is substantially similar to that contained in the proxy statement for Fidelity Investment Trust (811-4008) filed on September 14, 2007. We do not believe that this proposal requires review.

Please contact Jamie Plourde at (617) 563-1375 with any questions or comments relating to this filing.

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/s/ Christopher Chapman
Christopher Chapman
Legal Product Group

List of funds contained in each trust:

Fidelity Capital Trust: Fidelity Capital Appreciation Fund, Fidelity Disciplined Equity Fund, Fidelity Focused Stock Fund, Fidelity Small Cap Independence Fund, Fidelity Stock Selector Fund, and Fidelity Value Fund

Fidelity Financial Trust: Fidelity Convertible Securities Fund, Fidelity Equity-Income II Fund, and Fidelity Independence Fund

Fidelity Hastings Street Trust: Fidelity Growth Discovery Fund, Fidelity Fifty, Fidelity Fund, and Fidelity Mega Cap Stock Fund

Fidelity Magellan Fund: Fidelity Magellan Fund

Fidelity Mt. Vernon Street Trust: Fidelity Aggressive Growth Fund, Fidelity Growth Company Fund, and Fidelity New Millennium Fund